

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Troy Datcher
Chief Executive Officer
TPCO Holding Corp.
1550 Leigh Avenue
San Jose, California 95125

       Re: **TPCO Holding Corp.**
               Amendment No. 4 to Registration Statement on Form 10-12G
               Exhibit Nos. 10.14 & 10.15
               Filed December 9, 2021
               File No. 000-56348

Dear Mr. Datcher:

      We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                   Sincerely,

                                   Division of Corporation Finance